SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549



                               SCHEDULE 13D
                              (Rule 13d-101)

INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (Amendment No. 1)

                         Peter Kiewit Sons', Inc.
                             (Name of Issuer)

                        Common Stock $0.01 Par Value
                      (Title of Classes of Securities)

                                    N/A
                               (CUSIP Number)

                            Michael F. Norton, Esq.
                                 Kiewit Plaza
                             Omaha, Nebraska 68131
                       Telephone Number: (402) 342-2052
                  (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 1999
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  _____.

     Note. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 3 Pages)


CUSIP No.    N/A                    13D         Page 2 of 3 Pages


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Kenneth E. Stinson

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a) ____
                                                   (b) ____

3     SEC USE ONLY

4     SOURCE OF FUNDS*

          OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                    ____

6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF       7    SOLE VOTING POWER
SHARES                  2,770,968
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY                0
EACH            9    SOLE DISPOSITIVE POWER
REPORTING               2,770,968
PERSON WITH     10   SHARED DISPOSITIVE POWER
                        0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
          2,770,968

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                 _____

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.2%

14     TYPE OF REPORTING PERSON*
          IN

CUSIP No.   N/A                  13D         Page 3 of 3 Pages


Item 3.  Source and Amount of Funds or Other Consideration.

     In connection with a 4 for 1 stock split in the form of a stock dividend of 3 shares of Common Stock for every 1 outstanding share of Common Stock, the Investor acquired an additional 2,078,226 shares of Common Stock on January 15, 1999. No consideration was payable for the shares of Common Stock issued in connection with such stock dividend. On January 8, 1999, the Investor resold 10 shares of Non-Redeemable Series of Common Stock to the Issuer.

Item 5.  Interest in Securities of the Issuer.

     The Investor is the beneficial owner of 2,770,968 shares of Common Stock. This amount represents 8.2% of the Issuer's issued and outstanding Common Stock. The Investor retains both voting and investment power over such shares of Common Stock. The Investor acquired the additional 2,078,226 shares of Common Stock on January 15, 1999.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         January 19, 1999
                                     ----------------------------
                                               (Date)

                                         /s/ Kenneth E. Stinson
                                     ----------------------------
                                              (Signature)


                                             Kenneth E. Stinson
                                     ----------------------------
                                                 (Name)